Filed Pursuant to Rule 424(b)(2)

Registration No. 333-215597

Pricing Supplement dated July 19, 2017 to the

Prospectus dated February 1, 2017 and

Prospectus Supplement dated February 13, 2017

The Bank of Nova Scotia

$10,000,000

Capped Floating Rate Notes, Series A

Due July 24, 2024

• 100% repayment of principal at maturity, subject to the credit risk of the Bank • 7-year stated term	• Floating Interest Rate of 3-Month USD LIBOR plus a spread of 1.00%, subject to a minimum rate of 0.00% and the applicable cap specified below • Quarterly interest payments

The Capped Floating Rate Notes, Series A due July 24, 2024 (the “Notes”) offered hereunder are unsubordinated and unsecured obligations of The Bank of Nova Scotia and are subject to investment risks including possible loss of the Principal Amount invested due to the credit risk of The Bank of Nova Scotia. As used in this pricing supplement, the “Bank,” “we,” “us” or “our” refers to The Bank of Nova Scotia.

The Notes will not be listed on any securities exchange or automated quotation system.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT, THE ACCOMPANYING PROSPECTUS OR PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE NOTES ARE NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION PURSUANT TO THE CANADA DEPOSIT INSURANCE CORPORATION ACT, THE UNITED STATES FEDERAL DEPOSIT INSURANCE CORPORATION, OR ANY OTHER GOVERNMENTAL AGENCY OF CANADA, THE UNITED STATES OR ANY OTHER JURISDICTION.

Scotia Capital (USA) Inc., our affiliate, has agreed to purchase the Notes from us for distribution to agents or other registered broker-dealers or has offered the Notes directly to investors. Scotia Capital (USA) Inc. or any of its affiliates or agents may use this pricing supplement in market-making transactions in the Notes after their initial sale. Unless we, Scotia Capital (USA) Inc. or another of its affiliates or agents selling such Notes to you informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement and “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-23 of the accompanying prospectus supplement.

Investment in the Notes involves certain risks. You should refer to “Additional Risk Factors” in this pricing supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement.

	Per Note	Total

Price to public	100.00%	$10,000,000.00
Underwriting commissions[1]	0.375%	$37,500.00
Proceeds to The Bank of Nova Scotia[2]	99.625%	$9,962,500.00

The original issue price includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Trade Date and you may lose all or a substantial portion of your initial investment. The Bank’s profit in relation to the Notes will vary based on the difference between (i) the amounts received by the Bank in connection with the issuance and the reinvestment return received by the Bank in connection with those funds and (ii) the costs incurred by the Bank in connection with the issuance of the Notes and the hedging transactions. The Bank will also realize a profit that will be based on (i) the payments received on the hedging transactions minus (ii) the cost of creating and maintaining the hedging transactions.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about July 24, 2017 against payment in immediately available funds.

Scotia Capital (USA) Inc.

1         Scotia Capital (USA) Inc. or one of our affiliates has agreed to purchase the Notes at the Principal Amount and, as part of the distribution of the Notes has agreed to pay discounts and underwriting commissions of $3.75 (0.375%) per $1,000 Principal Amount of the Notes in connection with the distribution of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

2         Excludes potential profits from hedging. For additional considerations relating to hedging activities see “Additional Risk Factors - The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement.

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the accompanying prospectus and the accompanying prospectus supplement, each filed with the SEC. See “Additional Terms of Your Notes” in this pricing supplement.

Issuer:	The Bank of Nova Scotia (the “Issuer” or the “Bank”)

CUSIP/ISIN:	CUSIP 064159JW7 / ISIN US064159JW73

Type of Note:	Capped Floating Rate Notes, Series A

Minimum Investment:	$1,000

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

Principal Amount:	$1,000 per Note

Currency:	U.S. Dollars

Trade Date:	July 19, 2017

Pricing Date:	July 19, 2017

Original Issue Date:	July 24, 2017

Maturity Date:	July 24, 2024. If such day is not a Business Day, the Maturity Date will be determined according to the Following Business Day Convention.

Business Day:	Any day which is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law, regulation or executive order to close in New York and Toronto.

Interest Payment:

With respect to each Interest Payment Date, for each $1,000 Principal Amount of Notes, the Interest Payment will be calculated as $1,000 × 1/4 × Floating Interest Rate.

Each Interest Payment is paid on each Interest Payment Date and is calculated on a 30/360 unadjusted basis; (i)”30/360” means that Interest Payment is calculated on the basis of twelve 30-day months and (ii) “unadjusted” means that if a scheduled Interest Payment Date is not a Business Day, the Interest Payment period will not be adjusted, the Interest Payment will be paid on the first following day that is a Business Day with full force and effect as if made on such scheduled Interest Payment Date, and no interest on such postponed payment will accrue during the period from and after the scheduled Interest Payment Date. As a result, each Interest Payment period will consist of 90 days (three 30-day months) and Interest Payments will accrue based on 90 days of a 360-day year. See “Payment at Maturity” and “Interest Payments” on page P-5 of this pricing supplement.

Interest Payment Dates:

The 24th calendar day of each January, April, July and October, commencing October 24, 2017 and ending on the Maturity Date.

If these days are not Business Days, Interest Payments will actually be paid on the dates determined according to the Following Business Day Convention.

Interest Period:	For each Interest Payment Date, the period from, and including, the previous Interest Payment Date (or the Original Issue Date in the case of the first Interest Payment Date) to, but excluding, the next applicable Interest Payment Date.

Floating Interest Rate:	3-Month USD LIBOR plus the Spread, subject to the Maximum Rate/Cap. The Notes will also be subject to a minimum rate of 0.00% (the “Minimum Rate”).

Spread:	1.00%

Maximum Rate/Cap:	Y1-Y3: 3.00% per annum Y4-5: 3.50% per annum Y6: 4.00% per annum Y7: 5.00% per annum

3-Month USD LIBOR:	The offered rate appearing on the Reuters Page LIBOR01 as of 11:00 A.M., London time, on the relevant Interest Determination Date, for deposits of U.S. Dollars for a period of 3 months.

Interest Determination Dates:	The second London Business Day preceding the relevant Interest Reset Date (regardless of whether such Interest Reset Date is a Business Day or London Business Day).

London Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to close, in London.

Interest Reset Dates:	Each Interest Payment Date (regardless of whether such day is a Business Day or London Business Day)

Day Count Fraction:	30/360, unadjusted, Following Business Day Convention

Survivor’s Option:	Not Applicable

Form of Notes:	Book-entry

Calculation Agent:

Scotia Capital Inc., an affiliate of the Bank

The Calculation Agent will make all determinations regarding the Floating Interest Rate and the amount payable on your Notes. All determinations made by the Calculation Agent shall be made in its sole discretion and, absent manifest error, will be final and binding on you and us, without any liability on the part of the Calculation Agent. We may change the Calculation Agent for your Notes at any time without notice and the Calculation Agent may resign as Calculation Agent at any time upon 60 days’ written notice to the Bank.

Status:

The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). Holders will not have the benefit of any insurance under the provisions of the Canada Deposit Insurance Corporation Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime of any jurisdiction.

Tax Redemption:

The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the Principal Amount thereof together with accrued and unpaid interest to the date fixed for redemption, if it is determined that changes in tax laws or their interpretation will result in the Bank (or its successor) becoming obligated to pay, on the next Interest Payment Date, additional amounts with respect to the Notes. See “Tax Redemption” in this pricing supplement.

Listing:	The Notes will not be listed on any securities exchange or quotation system.

Use of Proceeds:	General corporate purposes

Clearance and Settlement:	Depository Trust Company

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated February 1, 2017, as supplemented by the prospectus supplement dated February 13, 2017, relating to our Senior Note Program, Series A, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the accompanying prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes may vary from the terms described in the accompanying prospectus and prospectus supplement in several important ways. You should read this pricing supplement, including the documents incorporated herein, carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website at http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000009631):

Prospectus dated February 1, 2017:

http://www.sec.gov/Archives/edgar/data/9631/000119312517027656/d338678d424b3.htm

Prospectus Supplement dated February 13, 2017:

http://www.sec.gov/Archives/edgar/data/9631/000110465917008642/a17-4372_1424b3.htm

The Bank of Nova Scotia has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or accessing the links above. Alternatively, The Bank of Nova Scotia, any agent or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you so request by calling 1-416-866-3672.

PAYMENT AT MATURITY

We will pay you the Principal Amount of your Notes on the Maturity Date, plus the final Interest Payment.

In the event that the stated Maturity Date is not a Business Day, then relevant repayment of principal will be made on the next Business Day, regardless of whether such Business Day falls in the month following that in which the stated Maturity Date would otherwise have fallen (“Following Business Day Convention”).

INTEREST PAYMENTS

The Notes are Capped Floating Rate Notes subject to the applicable Maximum Rate/Cap. The Floating Interest Rate will equal the per annum interest rate of 3-Month USD LIBOR plus the Spread of 1.00%, subject to the applicable Maximum Rate/Cap specified under “Summary” herein. The Floating Interest Rate is also subject to the Minimum Rate of 0.00%.

We describe payments as being based on a “Day Count Fraction” of “30/360, unadjusted, Following Business Day Convention”.

This means that the number of days in the applicable Interest Period will be based on a 360-day year of twelve 30-day months (“30/360”) and that the number of days in each Interest Period will not be adjusted if an Interest Payment Date falls on a day that is not a Business Day (“unadjusted”).

If any Interest Payment Date falls on a day that is not a Business Day (including any Interest Payment Date that is also the Maturity Date), the relevant Interest Payment will be made in accordance with the Following Business Day Convention.

Notwithstanding anything in the accompanying prospectus or prospectus supplement:

•                  The “Interest Reset Date” will be the stated Interest Payment Date, not the third Wednesday of the month, and the Interest Reset Date will occur on that date even if it is not a Business Day. See “Description of the Notes—Interest Rates—Interest Reset Dates” in the accompanying prospectus supplement. Thus, the deposits on which 3-Month USD LIBOR is based may not, in fact, commence on the relevant Interest Reset Date. See “Description of the Notes—Interest Rates—LIBOR Notes” in the accompanying prospectus supplement.

•                  The “Interest Payment Dates” will be the Interest Payment Dates specified above. See “Description of the Notes—Interest Rates—Interest Payment Dates” in the accompanying prospectus supplement.

•                  If the Interest Payment Date would otherwise fall on a day that is not a Business Day and the next Business Day falls in the next calendar month, then the Interest Payment Date will still be advanced to the next day that is a Business Day. See “Description of the Notes—Interest Rates—Interest Payment Dates” in the accompanying prospectus supplement.

ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and on page 6 of the accompanying prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus and prospectus supplement.

The Amount of Each Interest Payment on an Interest Payment Date is Variable and is subject to the applicable Maximum Rate/Cap.

You will receive interest on the applicable Interest Payment Date based on a rate per annum equal to the Floating Interest Rate fixed on the corresponding Interest Determination Date, subject to the applicable Maximum Rate/Cap and the Minimum Rate specified under “Summary” herein. While the Floating Interest Rate applicable to each Interest Payment Date will fluctuate because it is based on the floating rate of 3-Month USD LIBOR plus the Spread, the Floating Interest Rate for any Interest Payment Date will not be greater than the applicable Maximum Rate/Cap or less than the Minimum Rate.

The Notes are Subject to Interest Rate Risk.

Generally, when market interest rates rise, the prices of debt obligations fall, and vice versa. This risk may be particularly acute because market interest rates are currently at historically low levels. The prices of long-term debt obligations generally fluctuate more than prices of short-term debt obligations as interest rates change. The Notes are a long-term investment in a floating interest rate for the Interest Periods. However, the Floating Interest Rate will become fixed if 3-Month USD LIBOR rises above the applicable Maximum Rate/Cap. Fixed interest rate instruments are generally more sensitive to market interest rate changes; however floating rate instruments may nevertheless decline in value in response to market interest rate changes. Therefore, an increase in market interest rates will adversely affect the value of your Notes.

The Floating Interest Rate for Each Interest Payment Date is Limited by the applicable Maximum Rate/Cap.

For each Interest Payment Date, the Floating Interest Rate will be capped at the Maximum Rate/Cap specified under “Summary” herein and will not be greater than the applicable Maximum Rate/Cap. Even if the Floating Interest Rate is greater than the Maximum Rate/Cap, the Notes will bear interest for such Floating Interest Period only at the applicable Maximum Rate/Cap. The applicable Maximum Rate/Cap may be lower than the interest rates for similar debt securities then-prevailing in the market.

As a result of the fact that the Floating Interest Rate may not be greater than the applicable Maximum Rate/Cap, you will not be fully compensated for any loss in value due to inflation and other factors relating to the value of money over time. You should consider, among other things, the overall potential annual interest rate of the Notes (taking the Maximum Rate/Cap into account) as compared to other investment alternatives.

The Repayment of the Principal Amount Applies Only at Maturity.

The Notes offer repayment of the Principal Amount only if you hold your Notes until the Maturity Date.

Because the Notes Accrue Interest at a Floating Interest Rate During the Interest Periods, You May Receive a Lesser Amount of Interest.

The interest payable on the Notes will accrue at a per annum rate equal to the Floating Interest Rate, as determined on the applicable Interest Determination Date, subject to the applicable Maximum Rate/Cap and the Minimum Rate specified under “Summary” herein. LIBOR may vary from time to time and there will be significant risks not associated with a conventional fixed-rate debt security. These risks include fluctuation of LIBOR and the possibility that, in the future, the Floating Interest Rate on the Notes will decrease for any Floating Interest Period.

LIBOR, and Therefore the Value of the Notes, May be Volatile and Will Be Affected by a Number of Factors.

LIBOR, and therefore the value of the Notes is subject to volatility due to a variety of factors, including but not limited to:

•                  interest and yield rates in the market

•                  changes in, or perceptions about future LIBOR rates

•                  general economic conditions

•                  policies of the U.S. Federal Reserve Board regarding interest rates

•                  supply and demand among banks in London for U.S. dollar-denominated deposits with the relevant term

•                  sentiment regarding underlying strength in the U.S. and global economies

•                  expectations regarding the level of price inflation

•                  sentiment regarding credit quality in the U.S. and global credit markets

•                  inflation and expectations concerning inflation

•                  performance of capital markets

•                  geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect LIBOR

The impact of any of the factors set forth above may enhance or offset some or all of the changes resulting from another factor or factors. A lower LIBOR will result in the corresponding interest rate decreasing, but in no case will the interest rate be greater than the applicable Maximum Rate/Cap specified under “Summary” herein.

Changes in Banks’ Inter-Bank Lending Rate Reporting Practices or Methods Pursuant to which LIBOR Rates are determined may adversely affect the Value of Your Notes.

The London Interbank Offered Rate (“LIBOR”) and other indices which are deemed “benchmarks” are the subject of recent national, international, and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause such benchmarks to perform differently than in the past, or have other consequences which cannot be predicted.

In September 2012, the U.K. government published the results of its review of LIBOR (commonly referred to as the “Wheatley Review”). The Wheatley Review made a number of recommendations for changes with respect to LIBOR including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the British Bankers’ Association to an independent administrator, changes to the method of compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate-setting and the corroboration of LIBOR, as far as possible, by transactional data. Based on the Wheatley Review, on March 25, 2013, final rules for the regulation and supervision of LIBOR by the U.K. Financial Conduct Authority (the “FCA”) were published and came into effect on April 2, 2013 (the “FCA Rules”). In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. In addition, in response to the Wheatley Review recommendations, ICE Benchmark Administration Limited (the “ICE Administration”) has been appointed as the independent LIBOR administrator, effective February 1, 2014.

It is not possible to predict the further effect of the FCA Rules, any changes in the methods pursuant to which LIBOR rates are determined or any other reforms to LIBOR that may be enacted in the U.K., the European Union (the “EU”) and elsewhere, each of which may adversely affect the trading market for LIBOR-based securities. In addition, any changes announced by the FCA, ICE Administration, the European Commission or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged decrease (or increase) in the reported LIBOR rates. If that were to occur, the level of interest payments on and the value of the Notes may be adversely affected. Further, uncertainty as to the extent and manner in which the Wheatley Review recommendations and other proposed reforms will continue to be adopted and the timing of such changes may adversely affect the current trading market for the Notes and their value.

At an international level, efforts to reform “benchmarks” include (i) International Organization of Securities Commissions’ Principles for Financial Market Benchmarks (July 2013), (ii) European Securities and Markets Authority-European Banking Authority’s Principles for the benchmark-setting process (June 2013), and (iii) the European Commission’s regulation on indices used as “benchmarks” in certain financial instruments and financial contracts, or to measure the performance of investment funds (June 2016) (the “Benchmark Regulation”).

The Benchmark Regulation applies to the use of “benchmarks” in the European Union, and would, among other things, (i) require benchmark administrators to be authorized (or, if non-European Union-based, to be qualified for use) and to comply with extensive requirements in relation to the administration of “benchmarks” and (ii) ban the use of “benchmarks” of unauthorized administrators. The scope of the Benchmark Regulation is wide and, in addition to so-called “critical benchmark” indices such as LIBOR, also applies to many interest rate and foreign exchange rate indices, equity indices, and other indices (including “proprietary” indices or strategies) where referenced in financial instruments, financial contracts, and investment funds.

The full impact of the Benchmark Regulation is presently unclear. However, it could potentially have a material impact on any securities based on or linked to a “benchmark”, including the Notes, in a range of circumstances including, without limitation, where:

•                  the administrator of a “benchmark” relating to a series of securities does not have or obtain or ceases to have the appropriate European Union authorizations in order to operate such a “benchmark” or is based in a non-European Union jurisdiction and does not qualify the “benchmark” for use in the European Union. In such an event, depending on the particular “benchmark” and the applicable terms of the securities, the securities may be adversely affected; and

•                  the methodology or other terms of the “benchmark” relating to a series of securities is changed in order to comply with the terms of the Benchmark Regulation, and such changes have the effect of reducing or increasing the published rate or level of the “benchmark” or of affecting the volatility of such published rate or level, or otherwise result in an adverse effect on the trading market for, return on or the value of the Notes.

More broadly, the FCA Rules, the Benchmark Regulation, and any of the other international, national, or other proposals for reform or general increased regulatory scrutiny of “benchmarks” could have a material adverse effect on the costs and risks of administering or otherwise participating in the setting of a “benchmark” and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or participate in certain “benchmarks,” trigger changes in the rules or methodologies used in the determination of certain “benchmarks,” or may even lead to the disappearance of certain “benchmarks.” The disappearance of, or uncertainty relating to the continued existence of, a “benchmark” or changes in the manner of determination of or administration of a “benchmark” may adversely affect the trading market for, return on, or value of the Notes.

In addition to the international proposals for the reform of “benchmarks” described above, there are numerous other proposals, initiatives, and investigations which may impact the use and regulation of “benchmarks.” For example, there are ongoing global investigations into the setting of foreign exchange rate “benchmarks,” which may result in further regulation around the setting of foreign exchange rates.

Any of the above changes or any other consequential changes to LIBOR as a result of U.K., European Union, or other international, national, or other proposals for reform or other initiatives or investigations, or any further uncertainty in relation to the timing and manner of implementation of such changes could have a material adverse effect on the value of and return the Notes.

The Notes are Not Ordinary Debt Securities.

The Notes have certain investment characteristics that differ from traditional fixed income securities. Specifically, the performance of the Notes will not track the same price movements as traditional interest rate products. A person should reach a decision to invest in the Notes after carefully considering, with his or her advisors, the suitability of the Notes in light of his or her investment objectives and the information set out in the above terms of the offering. The Bank does not make any recommendation as to whether the Notes are a suitable investment for any person.

Historical Levels of 3-Month USD LIBOR do not guarantee Future Levels.

3-Month USD LIBOR historical levels do not guarantee future levels of 3-Month USD LIBOR. It is not possible to predict whether the levels of 3-Month USD LIBOR will rise or fall during the term of the Notes.

3-Month USD LIBOR as of any Interest Determination Date may be less than 3-Month USD LIBOR as of any Other Day during the Term of the Notes.

Because 3-Month USD LIBOR for any relevant Interest Period will be determined solely as of two London Business Days prior to the previous Interest Reset Date, 3-Month USD LIBOR will not be considered on any other dates during the term of the Notes. Therefore, even if 3-Month USD LIBOR as of any day that is not the Interest Determination Date for the applicable Interest Period is higher than 3-Month USD LIBOR as of such Interest Determination Date, the amount of interest on the corresponding Interest Payment Date will not take into account that higher level.

The Yield on the Notes may be lower than the Yield on Conventional Debt Securities of Comparable Maturity.

The yield that you will receive on your Notes may be less than the return you could earn on conventional fixed-rate debt securities of comparable maturity. The interest payable for any of the applicable Interest Periods is linked to 3-Month USD LIBOR as of the applicable Interest Reset Date (subject to the applicable Maximum Rate/Cap and the Minimum Rate). If there is a decline in 3-Month USD LIBOR over the term of your Notes, the effective yield on your Notes for such Interest Period may be less than that which would be payable on a conventional fixed-rate debt security with the same stated Maturity

Date, including those of the Bank. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your Investment is Subject to the Credit Risk of The Bank of Nova Scotia.

The Notes are senior unsecured debt obligations of The Bank of Nova Scotia, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of The Bank of Nova Scotia, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including the return of the Principal Amount at maturity, depends on the ability of The Bank of Nova Scotia to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of The Bank of Nova Scotia may affect the market value of the Notes and, in the event The Bank of Nova Scotia were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Price at Which the Notes May Be Sold Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased.

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) volatility of the level of interest rates and the market’s perception of future volatility of the level of interest rates, (ii) changes in interest rates generally, (iii) any actual or anticipated changes in our credit ratings or credit spreads, and (iv) time remaining to maturity.

Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease and you may receive substantially less than 100% of the issue price if you sell your Notes prior to maturity.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Scotia Capital (USA) Inc. or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by Scotia Capital (USA) Inc. as a result of dealer discounts, mark-ups or other transaction costs.

The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. Therefore, there may be little or no secondary market for the Notes. Scotia Capital (USA) Inc. or any other dealer may, but is not obligated to, make a market in the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Scotia Capital (USA) Inc. is willing to purchase the Notes from you. If at any time Scotia Capital (USA) Inc. or any other dealer were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes. Accordingly, you should be willing to hold your Notes to maturity.

We, our Subsidiaries or Affiliates may Publish Research that Could Affect the Market Value of the Notes. We also expect to Hedge Our Obligations under the Notes.

We or one or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market value of the Notes. In addition, we or one or more affiliates expect to hedge our obligations under the Notes and may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the Notes or in any secondary market transaction.

Trading Activities by The Bank or its Affiliates May Adversely Affect the Market Value of the Notes.

As described below under “Use of Proceeds and Hedging”, we or one or more affiliates may but are not required to, hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in LIBOR rates, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. There can be no assurance that any hedging transaction we or our affiliates may undertake with respect to our exposure under the Notes will be successful or will be maintained over the term of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of 3-Month USD LIBOR.

These trading activities may present a conflict between your interest in LIBOR rates and the interest we, Scotia Capital (USA) Inc., and our other affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers’ accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Notes and market value of the Notes.

The Business Activities of The Bank or Its Affiliates May Create Conflicts of Interest.

As noted above, we or one or more of our affiliates expect to engage in trading activities related to 3-Month USD LIBOR that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests we, Scotia Capital (USA) Inc. and our other affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Notes.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the Floating Interest Rate and decide the amount of your payment for any Interest Payment Date on the Notes. Our affiliate, Scotia Capital Inc., will serve as the Calculation Agent. We may change the Calculation Agent after the Original Issue Date without notice to you. For additional information as to the Calculation Agent’s role, see “Summary—Calculation Agent” herein. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration the Bank’s ability to unwind any related hedges. Since this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision.

RECENT DEVELOPMENTS

Proposed Bail-in Regulations

On June 22, 2016, legislation came into force amending the Bank Act (Canada) (the “Bank Act”) and the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and certain other federal statutes pertaining to banks to create a bail-in regime for Canada’s domestically systemically important banks, which include the Bank. On June 17, 2017, the Government of Canada published in draft for public comment regulations under the CDIC Act and the Bank Act providing the final details of the conversion, issuance and compensation regimes for bail-in instruments issued by domestic systemically important banks, including the Bank (collectively, the “Bail-In Regulations”). Pursuant to the CDIC Act, in circumstances where the Superintendent of Financial Institutions has determined that the Bank has ceased, or is about to cease, to be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing CDIC to convert all or a portion of certain shares and liabilities of the Bank into common shares of the Bank (a “Bail-In Conversion”).

The Bail-In Regulations prescribe the types of shares and liabilities that will be subject to a Bail-In Conversion. In general, any senior debt with an initial or amended term to maturity (including explicit or embedded options) greater than 400 days, that is unsecured or partially secured and has been assigned a CUSIP or ISIN or similar identification number would be subject to a Bail-In Conversion. Shares, other than common shares, and subordinated debt would also be subject to a Bail-In Conversion, unless they are non-viability contingent capital. Assuming the draft Bail-In Regulations come into force in their current form, any shares and liabilities issued before the date the Bail-In Regulations come into force, including the Notes, would not be subject to a Bail-In Conversion, unless, in the case of a liability, including the Notes, the terms of such liability are, on or after that day, amended to increase its principal amount or to extend its term to maturity and the liability, as amended, meets the requirements to be subject to a Bail-In Conversion.

The draft Bank Recapitalization (Bail-in) Conversion Regulations and the Bank Recapitalization (Bail-in) Issuance Regulation provide that they will come into force 180 days after the regulations are finalized.

HISTORICAL PERFORMANCE OF 3-MONTH USD LIBOR

Historically, 3-Month USD LIBOR has experienced significant fluctuations. Any historical upward or downward trend in the level of 3-Month USD LIBOR during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the floating rate period.

3-Month USD LIBOR was 1.30722% on July 19, 2017. The graph below sets forth the historical performance of 3-Month USD LIBOR from January 2, 2007 through July 19, 2017. Past performance of 3-Month USD LIBOR is not indicative of future performance of 3-Month USD LIBOR.

We obtained the information regarding the historical performance of 3-Month USD LIBOR in the graph above from Bloomberg Financial Markets. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets and have not undertaken an independent review or due diligence of the information. The historical performance of 3-Month USD LIBOR should not be taken as an indication of its future performance, and no assurance can be given as to the future performance of 3-Month USD LIBOR. We cannot give you assurance that the performance of 3-Month USD LIBOR will result in any positive return on your initial investment.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Pursuant to the terms of a distribution agreement, Scotia Capital (USA) Inc., an affiliate of The Bank of Nova Scotia, has agreed to purchase the Notes from The Bank of Nova Scotia for distribution to other registered broker-dealers or has offered the Notes directly to investors.

Scotia Capital (USA) Inc. or one of our affiliates has agreed to purchase the Notes at the Principal Amount and, as part of the distribution of the Notes has agreed to pay discounts and underwriting commissions of $3.75 (0.375%) per $1,000 Principal Amount of the Notes in connection with the distribution of the Notes.

In addition, Scotia Capital (USA) Inc. or another of its affiliates or agents may use the accompanying prospectus and prospectus supplement to which this pricing supplement relates in market-making transactions after the initial sale of the Notes. While Scotia Capital (USA) Inc. may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

Conflicts of Interest

Because Scotia Capital (USA) Inc. is an affiliate of the Bank, Scotia Capital (USA) Inc. has a ‘‘conflict of interest’’ in this offering within the meaning of FINRA Rule 5121. In addition, the Bank will receive the gross proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Scotia Capital (USA) Inc. is not permitted to sell the Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Scotia Capital (USA) Inc. and its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Scotia Capital (USA) Inc. and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, Scotia Capital (USA) Inc. and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank. Scotia Capital (USA) Inc. and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Additionally, because the dealer from which you purchase the notes is to conduct hedging activities for us in connection with the notes, that dealer may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine (i) your Principal Amount and (ii) any accrued but unpaid interest payable based upon the then-applicable interest rate calculated on the basis of a 360-day year consisting of twelve 30-day months.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of the Debt Securities We May Offer — Events of Default” beginning on page 27 of the accompanying prospectus.

MANNER OF PAYMENT AND DELIVERY

Any payment on the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in Golden, Colorado. The Payment at Maturity will only be made when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

TAX REDEMPTION

The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the Principal Amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

•                  as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes; or

•                  on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such change, amendment, application, interpretation or action is applied to the Notes by the taxing authority and that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustees a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the Principal Amount of the Notes to be redeemed.

Notice of intention to redeem such Notes will be given to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption, and on or promptly after the redemption date, it will give notice of the redemption price.

CERTAIN CANADIAN INCOME TAX CONSEQUENCES

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires, as beneficial owner, Notes, including entitlements to all payments thereunder, pursuant to this pricing supplement and who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Act”) is not, and is not deemed to be, resident in Canada, deals at arm’s length with the Bank and with any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the Notes, does not use or hold the Notes in a business carried on in Canada, is not a “specified shareholder” and is not a person who does not deal at arm’s length with a “specified shareholder” (as defined for purposes of subsection 18(5) of the Act) of the Bank and does not receive any payment of interest on the Notes in respect of a debt or other obligation to pay an amount to a person with whom the Bank does not deal at arm’s length (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based upon the current provisions of the Act and an understanding of the current administrative practices and assessing policies of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Act publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposals”) and assumes that all Proposals will be enacted in the form proposed. However, no assurance can be given that the Proposals will be enacted as proposed or at all. This summary does not otherwise take into account any changes in law or in administrative practices or assessing policies, whether by legislative, administrative or judicial action, nor does it take into account any provincial, territorial or foreign income tax considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular purchaser.  This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of Notes should consult their own tax advisors with respect to their particular circumstances.

No Canadian withholding tax will apply to interest or principal paid or credited to a Non-Resident Holder by the Bank or to proceeds received by a Non-Resident Holder on the disposition of a Note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.

No other tax on income or gains will be payable by a Non-Resident Holder on interest or principal, or on proceeds received by a Non-Resident Holder on the disposition of a Note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the Notes. It applies to you only if you purchase a Note for cash in the initial offering at the “issue price,” which is the first price at which a substantial amount of the Notes is sold to the public, and hold the Note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). It does not address all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, or if you are a holder subject to special rules, such as:

•                  a financial institution;

•                  a “regulated investment company”;

•                  a “real estate investment trust”;

•                  a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;

•                  a dealer or trader subject to a mark-to-market method of tax accounting with respect to the Notes;

•                  a person holding a Note as part of a “straddle” or conversion transaction or who has entered into a “constructive sale” with respect to a Note;

•                  a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar; or

•                  an entity classified as a partnership for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the Notes or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the Notes to you.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this document may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not address the effects of any applicable state, local or non-U.S. tax laws or the application of the Medicare tax on net investment income. You should consult your tax adviser with regard to the application of the U.S. federal income and estate tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Treatment of the Notes

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, the Notes will be treated as debt for U.S. federal income tax purposes. Whether the Notes should be treated as “variable rate debt instruments” or “contingent payment debt instruments”, however, will depend upon the facts at the time of issuance of the Notes. If the determination were made as of the date hereof, we would treat the Notes as “variable rate debt instruments”, and the discussion herein is based on this treatment.

If, based on market conditions as of the time of issuance of the Notes, the Notes are not treated as “variable rate debt instruments”, they will instead be treated as “contingent payment debt instruments” for U.S. federal income tax purposes. Under this treatment, (i) regardless of your regular method of tax accounting, in each year that you held the Notes you would be required to accrue income, subject to certain adjustments, based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the Notes, and (ii) any gain on the sale, exchange or retirement of the Notes would be treated as ordinary income.

You should consult your tax adviser regarding the potential consequences to you if the Notes are treated as contingent payment debt instruments.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders. You are a “U.S. Holder” if you are a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•                  a citizen or individual resident of the United States;

•                  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•                  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Interest. Pursuant to rules governing the tax treatment of variable rate debt instruments, interest will be taxable to you as ordinary interest income at the time it is accrued or received, in accordance with your method of tax accounting.

Amounts included in income with respect to the Notes will be interest income from sources outside the United States subject to the rules regarding the foreign tax credit allowable to a U.S. Holder.  Under the foreign tax credit rules, such interest will be either “passive” or “general” income for purposes of computing the foreign tax credit.

Sale, Exchange or Retirement of the Notes. Upon a sale, exchange or retirement of the Notes, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts attributable to accrued interest, which will be taxed as described in the preceding section) and your tax basis in the Notes that are sold, exchanged or retired. Your tax basis in the Notes will equal the amount you paid to acquire them. This gain or loss generally will be long-term capital gain or loss if, at the time of the sale, exchange or retirement, you held the Notes for more than one year, and short-term capital gain or loss otherwise. Long-term capital gains recognized by non-corporate U.S. Holders are generally subject to taxation at reduced rates. The deductibility of capital losses is subject to certain limitations.

Backup Withholding and Information Reporting. Backup withholding may apply in respect of the amounts paid to you on a Note, unless you provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against your U.S. federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service (the “IRS”). In addition, information returns will be filed with the IRS in connection with payments on the Notes and the proceeds from a sale, exchange or retirement of the Notes, unless you provide proof of an applicable exemption from the information reporting rules.

Information Reporting with respect to Foreign Financial Assets. U.S. Holders may be subject to reporting obligations with respect to their Notes if they do not hold their Notes in an account maintained by a financial institution and the aggregate value of their Notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds $50,000. Significant penalties can apply if a U.S. Holder is required to disclose its Notes and fails to do so.

Medicare Tax on Net Investment Income. A U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to an additional 3.8% tax on all or a portion of their “net investment income”, which may include any income or gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse) or $125,000 for a married individual filing a separate return. The 3.8% Medicare tax is determined in a different manner than the income tax. U.S. Holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders. You are a “Non-U.S. Holder” if you are a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•                  an individual who is classified as a nonresident alien;

•                  a foreign corporation; or

•                  a foreign estate or trust.

You are not a Non-U.S. Holder for purposes of this discussion if you are (i) an individual who is present in the United States for 183 days or more in the taxable year of disposition or (ii) a former citizen or resident of the United States.

If you are or may become such a person during the period in which you hold a Note, you should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the Notes.

Subject to the discussion below concerning FATCA, payments on the Notes to a Non-U.S. Holder and gain realized on the sale, exchange, redemption or other disposition of the Notes by a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax, unless (1) such income is effectively connected with a trade or business conducted by such Non-U.S. Holder in the U.S., (2) in the case of gain, such Non-U.S. Holder is a nonresident alien individual who holds the Notes as a capital asset and is present in the U.S. for more than 182 days in the taxable year of the sale and certain other conditions are satisfied, or (3) such Non-U.S. Holder fails to provide the relevant correct, complete and executed IRS Form W-8.

Notwithstanding the above, if the Bank determines that there is a material risk that it would be required to withhold on any payments on the Notes (even if the requirements described in the preceding paragraph are satisfied), the Bank may withhold on any such payment to a Non-U.S. Holder at a 30% rate, unless such Non-U.S. Holder has provided the Bank with (i) a valid IRS Form W-8ECI, or (ii) a valid IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, claiming tax treaty benefits that reduce or eliminate withholding. If the Bank elects to withhold and such Non-U.S. Holder has provided the Bank with a valid IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, claiming tax treaty benefits that reduce or eliminate withholding, the Bank may nevertheless withhold up to 30% on any payments if there is any possible characterization of the payments that would not be exempt from withholding under the treaty.

Backup Withholding and Information Reporting. Backup withholding may apply in respect of the amounts paid to you on a Note, unless you provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against your U.S. federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service (the “IRS”). In addition, information returns will be filed with the IRS in connection with payments on the Notes and the proceeds from a sale, exchange or retirement of the Notes, unless you provide proof of an applicable exemption from the information reporting rules.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should consider the U.S. federal estate tax implications of an investment in the Notes. Absent an applicable treaty benefit, a Note will be treated as U.S.-situs property subject to U.S. federal estate tax if payments on the Note if received by the decedent at the time of death would have been subject to U.S. federal withholding tax (even if the Form W-8 certification requirement described above were satisfied and not taking into account an elimination of such U.S. federal withholding tax due to the application of an income tax treaty). You should consult your tax adviser regarding the U.S. federal estate tax consequences of an investment in the Notes in your particular situation and the availability of benefits provided by an applicable estate tax treaty, if any.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account of the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments” made on or after July 1, 2014, certain gross proceeds on a sale or disposition occurring after December 31, 2018, and certain foreign passthru payments made after December 31, 2018 (or, if later, the date that final regulations defining the term “foreign passthru payment” are published. If, however, withholding is required, the Bank (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a non-U.S. entity) under the FATCA rules.

Both U.S. and Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of the Bank).

VALIDITY OF THE NOTES

In the opinion of Cadwalader, Wickersham & Taft LLP, as special counsel to the issuer, when the notes offered by this pricing supplement have been executed and issued by the issuer and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the notes will be valid and binding obligations of the issuer, enforceable against the issuer in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).  This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Cadwalader, Wickersham & Taft LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by Osler, Hoskin & Harcourt LLP, Canadian legal counsel for the issuer, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the Securities, authentication of the Securities and the genuineness of signatures and certain factual matters, all as stated in the opinion of Cadwalader, Wickersham & Taft LLP dated January 18, 2017 filed with the Securities and Exchange Commission as Exhibit 5.3 to the Registration Statement on Form F-3 on January 18, 2017.

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of BNS in conformity with the Indenture, and when the notes have been duly executed, authenticated and issued in accordance with the Indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, and will be valid obligations of BNS, subject to the following limitations (i) the enforceability of the Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act.  This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustees’ authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 18, 2017, which has been filed as Exhibit 5.2 to BNS’s Form F-3 filed with the SEC on January 18, 2017.

CERTAIN ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we, Scotia Capital (USA) Inc., and certain of our subsidiaries and affiliates may be each considered a party in interest within the meaning of ERISA, or a disqualified person (within the meaning of Section 4975 of the Code), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Notes are acquired by or with the assets of a Plan with respect to which we or any of our affiliates is a party in interest or a disqualified person, unless the Notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the Notes. Those exemptions include PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because Scotia Capital (USA) Inc. and the Bank each may be considered a party in interest or disqualified person with respect to many Plans, the Notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that either (a) it is not and will not be a Plan or a Plan Asset Entity and is not purchasing such Notes on behalf of or with plan assets of any Plan or any plan subject to similar laws or (b) its purchase, holding, and disposition will not constitute or result in a non-exempt prohibited transaction due to the application of a statutory or administrative exemption or such purchase, holding, and disposition will not otherwise be prohibited under ERISA or Section 4975 of the Code or a violation of any similar laws.

Further, any person acquiring or holding the Notes on behalf of any plan or with any plan assets shall be deemed to represent on behalf of itself and such plan that (x) the plan is paying no more than, and is receiving no less than, adequate consideration within the meaning of Section 408(b)(17) of ERISA and/or Section 4975(f)(10) of the Code in connection with the transaction or any redemption of the Notes, (y) none of us or any Scotia Capital (USA) Inc. directly or indirectly exercises any discretionary authority or control or renders investment advice or otherwise acts in a fiduciary capacity with respect to the assets of the plan within the meaning of ERISA and/or Section 4975 of the Code and (z) in making the foregoing representations and warranties, such person has applied sound business principles in determining whether fair market value will be paid, and has made such determination acting in good faith.

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in

Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

In addition, any purchaser, that is a Plan or a Plan Asset Entity or that is acquiring the Notes on behalf of a Plan or a Plan Asset Entity, including any fiduciary purchasing on behalf of a Plan or Plan Asset entity, will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that (a) none of us, Scotia Capital (USA) Inc. or any of our other affiliates is a “fiduciary” (under Section 3(21) of ERISA, or under any final or proposed regulations thereunder, or with respect to a governmental, church, or foreign plan under any similar laws) with respect to the acquisition, holding or disposition of the Notes, or as a result of any exercise by us or our affiliates of any rights in connection with the Notes, (b) no advice provided by us or any of our affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser in connection with the Notes and the transactions contemplated with respect to the Notes, and (c) such purchaser recognizes and agrees that any communication from us or any of our affiliates to the purchaser with respect to the Notes is not intended by us or any of our affiliates to be impartial investment advice and is rendered in its capacity as a seller of such Notes and not a fiduciary to such purchaser. Purchasers of the Notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the Notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non- exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus supplement under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect, but are not required, to enter into hedging transactions involving purchases of securities or over-the-counter derivative instruments linked to the applicable reference rate(s) prior to or on the Pricing Date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those similar securities. We or our affiliates may close out our or their hedge on or before the Maturity Date.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Additional Risk Factors” and “Supplemental Plan of Distribution (Conflicts of Interest)” herein for a discussion of these adverse effects.